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                             October 5, 2020

       James Parslow
       Chief Financial Officer
       Xenetic Biosciences, Inc.
       40 Speen Street, Suite 102
       Framingham, Massachusetts 01701

                                                        Re: Xenetic
Biosciences, Inc.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed September 30,
2020
                                                            File No. 001-37937

       Dear Mr. Parslow:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A

       Proposal 4: Approval of the Common Stock Amendment, page 29

   1. Please disclose whether you have any current plans, agreements, arrangements, or understandings, written
or oral, to issue the additional authorized shares that may become available if the
proposed Common Stock Amendment is approved.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 James Parslow
Xenetic Biosciences, Inc.
October 5, 2020
Page 2

       Please contact Margaret Schwartz at 202-551-7153 or Celeste Murphy at 202-551-3257
with any questions.



                                                        Sincerely,
FirstName LastNameJames Parslow
                                                        Division of Corporation
Finance
Comapany NameXenetic Biosciences, Inc.
                                                        Office of Life Sciences
October 5, 2020 Page 2
cc:       Caitlin Simkins
FirstName LastName